December 21, 2006

Via Facsimile ((713) 229-7734) and U.S. Mail

Gerald M. Spedale, Esq.
Baker Botts L.L.P.
One Shell Plaza
910 Louisiana
Houston, TX  77002

Re:	CenterPoint Energy, Inc.
	Schedule TO-I filed December 14, 2006
	SEC File No. 005-78797

Dear Mr. Spedale:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
Because your filings are similar, we have issued comments that are applicable to all three filings, unless the comment specifies otherwise. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.
After
reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Company Notice

Cover page
1. Because the offer expires at 5:00 p.m. instead of midnight on what is the twentieth business day following commencement, it appears that the offer is open for less than the full twenty business days. Please make the necessary revisions in the offer document, purchase notice and related documents to comply with Rule 13e4-(f)(1)(i). See
Question and Answer 8 in Exchange Act Release No. 16623 (March 5,
1980).

Right of Withdrawal, page 10
2. We note that the right of withdrawal for securities that are not accepted for payment extends to expiration of the offer. Please revise to disclose the additional withdrawal rights required by Rule
13e-4(f)(2)(ii).

Interests of Directors, Executive Officers, page 11
3. Please tell us why you need to qualify your disclosure "to your knowledge." What prevents you from knowing and disclosing this information? Please explain or delete the qualifier.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the bidder and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the bidder acknowledging that:

* the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.


						Sincerely,



						Daniel F. Duchovny
						Special Counsel
						Office of Mergers and Acquisitions

Gerald M. Spedale, Esq.
Baker Botts L.L.P.
December 21, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE